

August 5, 2020

Michael Bell
Chief Financial Officer
CareDx, Inc.
1 Tower Place
South San Francisco, California 94080

> **Re: CareDx, Inc.**
> **Form 10-K for the Year Ended December 31, 2019**
> **Filed February 28, 2020**
> **Form 8-K**
> **Filed April 30, 2020**
> **File No. 001-36536**

Dear Mr. Bell:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2019

Consolidated Statements of Operations, page 77

1. As disclosed on page 82, you have combined the presentation of cost of testing services, cost of product, and cost of digital and other into one cost of revenue line item. Please tell us how your current combined presentation of these cost of revenue amounts complies with Rule 5-03 of Regulation S-X. Alternatively, please revise your presentation.

Form 8-K Filed April 30, 2020

Exhibit 99.1, page 7

2. You appear to present a full non-GAAP income statement when reconciling non-GAAP measures to the most directly comparable GAAP measures. Please revise your

presentation to comply with the guidance in Question 102.10 of the Non-GAAP Compliance and Disclosure Interpretations.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Nudrat Salik at (202) 551-3692 or Al Pavot at (202) 551-3738 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Jeff Hartlin